Exhibit 99.21

CERTAIN IDENTIFIED INFORMATION, MARKED BY [***], HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY, IF PUBLICLY DISCLOSED.

EXCLUSIVE OPERATING AGREEMENT

THIS EXCLUSIVE OPERATING AGREEMENT (this “Agreement”) dated January 22, 2024 (the “Effective Date”), is by and between Live Nation Worldwide, Inc., a Delaware corporation or an affiliate thereof (“Operator”) and Notes Live, Inc., a Colorado corporation (“Owner”).

RECITALS

WHEREAS, Owner is currently planning to construct an approximately 12,500-capacity open-air amphitheater in Broken Arrow, Oklahoma (the “Venue”) together with certain additional adjoining developments intended to complement the Venue (the “Project”).

WHEREAS, Operator is an experienced venue operator and booker of first-class entertainment venues substantially comparable to the Venue.

WHEREAS, Owner and Operator (each, a “Party”, and together the “Parties”) desire that Operator operate, manage and book the Premises upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the recitals set forth above, the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Owner and Operator covenant and agree as follows:

1. GRANT OF RIGHTS.

(a) Grant of Rights. Subject to the terms and conditions set forth herein, Owner grants to Operator the exclusive right to operate, manage and use the Venue located within the Project, including all facilities, structures, improvements, fixtures, easements, rights of ingress and egress, and appurtenances located thereon or thereto (the “Premises,” or the “Venue”), including the nonexclusive right to use the common areas of the Project such as loading docks (dedicated to Operator’s use), corridors, sidewalks, etc., for the Permitted Use (“Common Areas”). The Common Areas will be depicted on a Site Plan, subject to approval by the Parties.

(b) Owner Reserved Events. Notwithstanding anything contained herein to the contrary, Owner will not restrict Operator’s booking of Events and the Parties will work together to allow Operator to maximize the number of Events at the Premises. Notwithstanding Section 1(a), Owner reserves the right for Owner to use the Venue for non-ticketed private events, such as corporate events, high school graduations, etc., subject to Operator’s calendar scheduling process and the terms set forth in this Section (the “Corporate Events”). Further, Owner, at its sole expense and risk, shall have the right to hold publicly ticketed movie nights and performances that are not promoted, or co-promoted by Operator, and do not involve nationally touring shows that would be customarily booked by the Operator, provided that Owner requests to hold the date on Operator’s calendar 90 days in advance of scheduled play-off (the “Owner Events”). Corporate Events and Owner Events are referred to collectively as the “Owner Reserved Events.” Owner Reserved Events will be booked pursuant to industry standard calendar scheduling processes, artist restrictions and standard licensing procedures. Standard licensing procedures for each Owner Reserved Event include the following: (i) Operator enters into its standard event license agreement with the third party licensor; (ii) Operator retains control over the Venue and provides agreed upon staffing and services; (iii) Operator provides an initial estimate of costs and expenses depending on the nature of the event that will then be reconciled to actual amounts in settlement; (iii) settlement is on an event-by-event basis so the night of each such event, Operator prepares an accounting and reconciliation including actual expenses; and (iv) any outstanding payments due between the Parties for expenses not covered by the third party licensor, event profits and/or event losses shall be made within ten (10) days following such settlement. For the avoidance of doubt, there shall be no Base Fee (as defined below) payable by the Operator to Owner for any ticketed Owner Reserved Events (unless Operator collects a Base Fee for such an event), Owner Reserved Events will not count towards the Event/Attendance Targets (as defined below), but all revenues therefrom shall be included as Adjusted Gross Revenues and count towards the Operating Income Threshold (only to the extent Operator opts to serve as the co-promotor of the applicable Owner Reserved Event) and all expenses shall be included as Event Expenses. Notwithstanding anything contained herein to the contrary, all proposed Owner Reserved Events and related date holds will be reasonably controlled by Operator so as not to negatively impact its ability to hold dates, make offers, confirm shows and maximize performance under this Agreement. Owner alone shall be responsible for all costs associated with an Owner Reserved Event unless Operator opts in.

(c) Suites. The “Fire Pit Suites” (in total, approximately 1,250-person maximum capacity) at the Venue (“Suites”), are owned by, or otherwise designated to, third party investors of Owner (or an Affiliate (as defined below) thereof) and no additional revenues from sales of tickets are expected to be derived from that space and no Base Fee is payable to Owner for any tickets issued for the Suites. For all other purposes, the Suites shall operate as part of the Premises, including Operator’s responsibilities for operating the Suites, and all food and beverage revenues therefrom shall be included as Adjusted Gross Revenues (going towards the Operating Income Threshold) and all operating expenses shall be included as Event Expenses. Any tickets issued, or attendees within the Suites for an Event issued for space within a Suite shall not be counted for purposes of the Event/ Attendance Targets. Operator will not be charged (whether as a Show Expense or otherwise) for any parking for vehicles associated with non-manifested Suites. Notwithstanding anything contained herein to the contrary, if Operator receives three or more written complaints in any Year from artist representatives regarding the number of non-manifested Suites, the re-sale of tickets for non-manifested Suites and/or the number of unoccupied Suites, Operator shall notify Owner in writing of the applicable issue (the “Suites Notice”). The Parties shall promptly meet and confer to address the applicable issues. If Owner fails to address the complaints to Operator’s satisfaction, then Operator will have the right – in its sole and absolute discretion - to terminate this Agreement upon prior written notice to Owner and payment to Owner of a termination fee in the amount of $[***], with termination effective at the end of the calendar year in which the Suites Notice was given. Following such termination, neither Party shall have any liability to the other.

(d) Co-Promotion of Events. Operator will act as “treasurer” for all Events. All non-Owner Excluded Events will be co-promoted Events unless either Party opts out. With respect to each planned Event, Operator shall, prior to booking the event, provide to Owner a pro forma financial projection for that Event. “Event Profits” means if the Event’s Adjusted Gross Revenues (defined below) exceed the Event Expenses (defined below). “Event Losses” shall mean if the Event Expenses exceed the Event’s Adjusted Gross Revenues. Any net monies owed from Operator to Owner from co-promoted Events, for the Base Fee or for Owner Excluded Events shall be paid on the 45-Day Payment Cycle, as defined below, with the exception of the Base Fee per paid attendee, which shall be paid within five (5) business days of the following month.

2. TERM.

(a) Term. The initial term of this Agreement (the “Initial Term”) shall be for a period commencing on the delivery of the Premises by Owner in compliance with its obligations set forth under Owner’s Work (the “Commencement Date”) and shall expire at 11:59 PM local time on the calendar day immediately preceding the [***]full Year after the Fee Commencement Date (as defined below) (the “Initial Expiration Date” as such date may be automatically extended by the length of any Renewal Periods that are exercised, the “Expiration Date”)). As used herein, the term “Year” shall have the following meaning: (a) provided that the Fee Commencement Date is after January 1 of such year, the first Year shall be the period commencing on the Fee Commencement Date and expiring at 11:59 PM local time December 31st; and (b) the second and each subsequent Year shall mean the successive calendar years from January 1 to December 31. In the event that the Fee Commencement Date is in June or later for any reason, the Parties agree that first Year will begin the following year and the partial initial year shall not count towards the [***]Years of the Initial Term.

(b) Renewal Options. Operator may extend the Initial Term of this Agreement for two additional successive and consecutive periods of five Years each (each, an “Renewal Period,” and if exercised, together with the Initial Term, the “Term”) on the same terms as set forth in this Agreement. Operator may exercise an option for a Renewal Period by delivering to Owner written notice of Operator’s intent to exercise such option not less than six (6) months prior to the Initial Expiration Date or, if the Term is extended by Operator’s exercise of the first Renewal Period, the last day of the most-recently exercised Renewal Period. All terms and conditions of the Agreement shall remain in place during the Renewal Terms.

(c) Fee Commencement Date Memorandum. As soon as practicable following the Fee Commencement Date, upon request of either Party, Owner and Operator shall promptly and in good faith execute and deliver to one another a memorandum setting forth (a) the Fee Commencement Date; and (b) the Initial Expiration Date, provided that the failure to do so shall not affect the enforceability of this Agreement.

(d) Surrender. On the Expiration Date, Operator shall surrender possession of the Premises to Owner in a broom clean and in the same condition it was delivered on the Commencement Date, normal wear and tear and Improvements excepted. On the Expiration Date, Operator shall surrender to Owner all keys to, or for, the Premises and inform Owner of all combinations of locks, safes and vaults, if any, which will remain in the Premises.

3. OPERATING FEE. Beginning on the Fee Commencement Date, “Operating Fees” payable to Owner by Operator related to Operator’s rights hereunder consist of the Base Fee and the Owner Revenue Share (defined below).

(a) Base Fee; Fee Commencement Date. The “Base Fee” payable to Owner shall be $[***]per paid ticket to each public event held by Operator pursuant to this Agreement at the Premises (each, an “Event”), including any Event opted out of by Owner, excluding Owner Reserved Events and tickets related to the non-manifested Suites. The Base Fee, starting with the second full Year, shall escalate [***]% per Year. The Base Fee will be paid by Operator monthly in arrears, within five (5) business days of the completion of any calendar month in which there were Events. For any Owner Reserved Events with paid tickets, the Base Fee shall only be payable in the event that Owner chooses to charge it as an Event Expense, and in such event, it will be paid as part of the settlement of such Event. “Fee Commencement Date” means the date of Operator’s “grand opening event” at the Premises after delivery of the Premises by Owner in compliance with its obligations set forth under Owner’s Work and the issuance to Operator of all operational permits, including the liquor license, the health permits, and any other permit or license required for the Permitted Use; provided that, for the avoidance of doubt, no “soft openings” or other similar pre-opening activities shall constitute Operator’s “grand opening event”.

(b) Owner Revenue Share. Each Year (with the Operating Income Threshold prorated for any partial calendar year) during the Term is as set forth below (the “Owner Revenue Share”).

(i)	In each Year during the Term, Owner shall be entitled to [***]% of the Venue Profits (defined below) or shall be responsible for [***]% of the Venue Losses (defined below), if any, with Operator entitled to [***]% of the Venue Profits and Venue Losses until such time as operations for the Venue attributable to that Year total $[***]million in profits (the “Operating Income Threshold”), and upon the Operating Income Threshold being achieved in any Year, for any Venue Profits above that threshold, Owner will be entitled to [***]% of such excess and Operator shall be entitled to [***]% of such excess. The Operating Income Threshold will be determined on an annual basis during the Term.

(ii)	If there are Venue Profits, Operator shall pay Owner its share of Venue Profits monthly in arrears, within 45 days of the completion of the last Event in any calendar month. By way of example, if the last Event in the month of October plays off on October 31, Operator shall pay Owner its share of Venue Profits by December 15 (the “45-Day Payment Cycle”). If there are Venue Losses, Operator shall send a written notice to Owner setting forth Owner’s share of such Venue Losses, and Owner shall reimburse Operator for its share of such Venue Losses within 30 days of the date of such notice. Within 60 days of the completion of Operator’s annual audit for the Venue (as opposed to a consolidated or company-wide audit) (performed by outside accountants, with Operator paying the first $[***]and Owner paying any cost above $[***] for such outside audit), Operator shall furnish to Owner a reconciliation statement showing the actual Venue Profits and Venue Losses for the applicable Year based on final actual Adjusted Gross Receipts (defined below) and Event Expenses (defined below). Depending on the results, Owner shall either receive an additional payment of Venue Profits or be required to pay its share of additional Venue Losses within 30 days of the date of such reconciliation statement.

(iii)	In the event there are Event Expenses not captured in Operator’s monthly settlement, Operator shall have the right to assess those Event Expenses as deductions from future distributions of Venue Profits to Owner (or, to carry such expenses forward as Venue Losses, as the case may be.)

(c) Financial Definitions.

(i)	“Adjusted Gross Revenues” shall mean all revenues received by Operator including, without limitation, all ticket sales receipts, ticket rebates, facility fees, VIP services, net food and beverage sales, promoter profit, net venue commission from Artist merchandise sales, parking, event rental fees, Parking/Facility Fees (defined below) and sponsorship fees, net of any and all applicable sales taxes and/or commissions. Adjusted Gross Revenues shall not include monies collected for the benefit of and paid to third parties – e.g., co-promoters or gratuities for Operator’s personnel.

(ii)	“Event Expenses” or “Show Expenses” shall mean all Event Expenses incurred by Operator directly incurred for an Event, subject to the Owner Obligations (defined below), including, without limitation, those incurred by Owner as set forth in this definition below for the day-to-day operation of the Premises and booking and production of Events as set forth under Operator Responsibilities below, including Base Fee, amounts specifically set forth elsewhere in this Agreement, all costs of talent acquisition (including artist fees); staffing; production; required EMT costs; any costs/charges related to cancelled or postponed Events; marketing and advertising; “insurance charges (or Event-related insurance charges); accounting and legal fees; fines and penalties incurred as a result of an Event; cleaning and janitorial fees; operating supplies; computer software and hardware; internet, telephone and communications equipment rental; alterations within Operator’s scope of responsibilities; travel and entertainment expense related to Events only; security; service agreements; ticketing; and all other non-capital expenses incurred in opening, operating and managing the Premises. The Parties acknowledge and agree that certain Operator tours will have expenses associated with them beyond artist’s costs, commonly referred to as touring supply overhead (“TSO”), which are costs allocated to cover tour reps and such other costs required to acquire and operate the applicable tour. TSO, when applicable, will be included in Event Expenses, but subject to a maximum of $[***] per show.

Notwithstanding anything contained herein to the contrary, Venue or Show Expenses shall not include, and Owner alone shall be responsible for: Property Taxes, utilities, insurance for the building structure and the coverages set forth in Section 23(b),Venue branding marketing/advertising expense (non-show specific), repair and maintenance expense or other Owner’s expenses, alterations, capital costs, Common Area maintenance costs or any of Owner’s other obligations set forth herein (collectively, the “Owner Obligations”).

Outside of Show Expenses, Operator alone shall be responsible for certain fixed costs such as non-Event labor, supplies, insurance for events that are not co-promoted by the Parties (e.g., an Event where Owner opts out) and bank fees.

(iii)	“Venue Losses” shall mean when there are insufficient Adjusted Gross Revenues to pay the full amount of the Venue Costs.

(iv)	“Venue Profits” shall mean when Adjusted Gross Revenues exceed the full amount of the Event Expenses.

4. GAAP ACCOUNTING. Generally Accepted Accounting Principles shall govern the timing, inclusion and exclusion of individual cost items or sources of revenue for purposes of financial reporting.

5. POSSESSION AND CONSTRUCTION.

(a) Plans, Final Plans, Substantial Completion and Delivery Date.

Owner, at its sole cost and expense, shall prepare and furnish to Operator for Operator’s review and approval (not to be unreasonably withheld, conditioned or delayed) detailed turn-key plans and specifications as specified in the Scope of Owner’s Work to be mutually approved by the Parties for the initial improvements and construction of the Premises, including, without limitation, all necessary utility, mechanical, electrical, plumbing, life-safety, structural, non-structural and other disciplines as may be necessary to design and construct the Premises (collectively the “Plans”). Operator shall review the Plans and, not later than thirty (30) business days (or longer if mutually agreed to by Owner and Operator) after its receipt thereof, by written notice given to Owner, either approve the Plans or advise Owner of any modifications to the Plans that Operator or Operator’s architect requires in order for the Plans to be approved by Operator. Owner acknowledges and agrees that the Plans shall include, without limitation, full design and specifications for a high-quality entertainment venue having a sellable capacity of approximately 12,500 patrons. Operator’s failure to provide written notice to Owner of any requested modifications to the Plans within the thirty (30) business day (or longer if mutually agreed to by Owner and Operator) review period shall constitute acceptance of the Plans. In a timely manner, but in no event longer than thirty (30) business days (or longer if mutually agreed to by Owner and Operator) following Owner’s receipt of such notice from Operator, Owner shall confer with Operator and thereafter modify the Plans, as reasonably requested by Operator and mutually agreed by Owner and cause them to be filed with the appropriate building department (if applicable). If the Parties do not agree with proposed modifications that are significant and material in nature to the Plans, the Parties will meet and confer in good faith to reach resolution for a period of fifteen business days, after which – if agreement is not reached - either Party may terminate this Agreement upon written notice to the other with neither Party having any liability to the other.

Absent a termination, Owner shall thereafter diligently act to procure all necessary permits and approvals, including making any modifications to the Plans required by the building department; provided that any such modifications shall be subject to Operator’s review and approval thereof (such final filed, approved and permitted Plans are hereinafter referred to as the “Final Plans”). Upon the issuance of such permits and approvals, Owner shall furnish copies thereof to Operator, and Owner shall proceed with construction of the Premises in strict accordance with the Final Plans and a mutually approved construction schedule diligently and continuously until completion. For the purposes of this Agreement, the term “Owner’s Work” shall mean all those matters depicted, described and reasonably inferred from the Final Plans. As part of Owner’s Work, Owner shall install separate meters for all utilities serving the Premises so that such meters will reflect utilities consumed only at the Premises, and all utilities shall be in capacities, at locations and distributed throughout the Premises as Operator may require. The Premises with Owner’s Work completed shall be in compliance with statutes, rules, regulations and orders of any governmental authority (including any necessary permits) and any interpretation, application or order of any governmental authority or court (“Applicable Laws”) and licenses and permits regarding the Premises and the Permitted Uses. Owner’s Work, including, without limitation, all soft and hard costs therefor, shall be the sole responsibility of Owner and effected at Owner’s sole cost.

(i)	The term “Substantial Completion of the Premises,” as used in this Agreement, shall mean the date (the “Delivery Date”) on which all of the following have occurred: (i) Owner’s delivery of the Premises to Operator with Owner’s Work “Substantially Completed” (meaning when such work is subject only to minor punch list items capable of being completed within 90 days and that in the aggregate do not interfere with operation of the Premises); (ii) Owner’s completion of all material portions of the Common Areas; (iii) receipt of all “Permits” (as defined below); (iv) the receipt by Operator of a leasehold title insurance policy, subject only to exceptions approved by the Operator, written with liability in an amount acceptable to Operator and issued by a title company acceptable to Operator; (v) not less than ten (10) days’ prior written notice of delivery for Owner and Operator to complete a walk-through inspection and punch list related to the Premises (the Parties agree that all punch list items must be capable of being completed within 90); and (vi) Owner has provided Operator with at least ninety (90) days’ prior written notice of the exact Delivery Date (the exact Delivery Date set forth in such notice is referred to herein as the “Noticed Delivery Date”).

(ii)	On or before [***], Owner shall advise Operator of the target Delivery Date for any portion of the 2025 touring season (the “Required Delivery Date”). If the Substantial Completion of the Premises has not occurred on or before the Required Delivery Date, which Required Delivery Date shall be extended on a day-for-day basis for each day of Operator Delay, then Operator shall have the right to recover from Owner its documented out-of-pocket costs and expenses that are actually incurred by Operator (and not otherwise recouped by Operator) for Events that are cancelled or postponed that otherwise would have occurred after the Required Delivery Date. Notwithstanding anything contained herein to the contrary, if Substantial Completion has not occurred on or before [***] (the “Outside Date”), Operator shall have the option, but not the obligation, to terminate this Agreement with no liability to Owner upon prior written notice to Owner.

(iii)	As used in this Agreement, “Operator Delay” shall mean any delay in the completion of Owner’s Work resulting from: (a) Operator’s failure to reasonably respond to Owner’s request for additional documentation or direction from Operator as may be required for the performance of Owner’s Work; or (b) a change to Owner’s Work requested by Operator from and after the Effective Date provided that Owner notifies Operator at the time of the requested change of the amount of Operator Delay associated with such change; and provided further, no Operator Delay shall be deemed to have occurred until the date Operator has received written notice from Owner (“Operator Delay Notice”) specifying with reasonable detail the claimed Operator Delay. Any Operator Delay Notice required to be delivered to Operator pursuant to this Section shall be delivered in writing as set forth in Section 32(n) of this Agreement with a copy to (1) Sheila Small (●); and (2) David Codiga (●), as such may be amended from time to time by written notice from Operator to Owner.

(b) Delivery of Possession. Subject to the terms of this Agreement, Operator shall accept possession of the Premises from Owner upon the Delivery Date and shall use diligent efforts to complete fixturizing the Premises.

(c) Construction of the Project. Owner shall use its best efforts to minimize and cause others to minimize interruption to Operator’s business operations during the development of the Project throughout the Term. At all times during the Term, Operator and its patrons, agents, representatives, invitees, and employees shall have access to the Premises and the Project.

6. CONDUCT OF BUSINESS.

(a) Permitted Use. During the Term, Operator may, subject to all terms and conditions of this Agreement, use, occupy, manage and operate the Premises as a live entertainment venue for the showing of live music performances and/or other entertainment, with a capacity of approximately 12,500, together with ancillary and incidental uses thereto including without limitation operation of food and alcoholic and non-alcoholic beverage service for on-site consumption, VIP rooms and facilities, private rentals, private parties, product exhibitions, meetings, fund raising events, charity events, broadcasting, recording, sound checks, rehearsals, sale of concession items, sale of merchandise related to use or operation of the Premises, exhibiting of films and other media, pay-per-view events, the display and sale of works of art, videotapes, promotional items, music, CDs, DVDs and other items of a kind or nature sold at entertainment venues, general offices, advertising, facility sponsorship, and any other related use consistent generally with the foregoing (as all of the foregoing may expand or evolve over time through changes in technology or otherwise), subject to compliance with Applicable Laws (collectively, the “Permitted Use”). Operator shall have the free and uninterrupted exclusive access to and use of the Premises, and easements and licenses appurtenant thereto, 24 hours per day, 7 days per week, subject to the terms of this Agreement.

(b) Operator Responsibilities. Operator shall manage, operate and maintain the Premises as a live entertainment venue in a manner consistent with the level of service and quality at comparable live entertainment venues it operates, including booking and producing events, booking artists, ticketing, marketing, staffing, security, sponsorships, merchandise, food and beverage, general facility operations such as communications, day-to-day maintenance, cleaning, and upkeep not involving capital improvements or capital acquisitions, contracting, hiring service providers including the Concessionaire (defined below), accounting, human resources and any other services typically performed by a venue operator and booker in the live entertainment industry. All costs and expenses related to such obligations (except those that are non-Event related) shall be Event Expenses. Operator shall be responsible for collecting all Adjusted Gross Revenues and paying all Event Expenses in a in a timely manner so as to ensure that there is no material and adverse impact on the operation of the Premises. In the event that Owner is contacted directly with regards to booking an Event, it shall refer such party to Operator and acknowledges and agrees that Operator shall be the sole party to negotiate and contract with artists for Events. Notwithstanding anything contained herein to the contrary, Operator shall make all operational decisions concerning the Venue (e.g., staffing, ticket scaling, employee uniforms (subject to sponsorship commitments of Owner, as set forth in this Agreement), etc.).

(c) Owner Opt-Out Right. Owner may opt-out of the co-promotion of an Event for the Venue proposed by Operator by delivering written notice to Operator no less than ten business days prior to the public announcement of an Event. In the event of an opt-out, Operator shall be entitled to retain all Event Profits and be solely responsible for the Event Losses related to such Event, as the case may be. Even if Owner opts out of an Event, the Event shall count towards the Event / Attendance Targets set forth in Section 15. Operator is responsible to pay Owner the Base Fee for an Event to which it exercised any opt out right. Any revenues derived from Events where Owner has opted out shall be applied and credited towards the Operating Income Threshold and the Event/Attendance Target.

(d) Operator Radius Restriction. During the Term, Operator (and its Affiliates) shall not operate any seasonal, outdoor live entertainment venue within a [***]radius of the Venue (“Restricted Area”) having a capacity of more than [***]and less than [***]persons (a “Competing Venue”), it being agreed that, notwithstanding the foregoing, Operator shall have the right to enter into bookings, festivals and exclusive booking agreements for any live entertainment venue within the Restricted Area. Notwithstanding the foregoing, any non-wholly owned subsidiaries of Operator that Operator does not control (the “Non-Controlled Subsidiary”) shall not be subject to the Operator Radius Restriction. However, if any Non-Controlled Subsidiary entity determines to build or operate a competing venue similar to that of the Venue, Operator shall notify Owner of such determination within thirty (30) days of that determination and thereafter Owner shall have the right, as its sole and exclusive remedy, to terminate this Agreement without penalty.

(e) Owner Radius Restriction. Commencing on the Effective Date and continuing until the expiration or termination of the Term, neither Owner nor its Affiliates (as defined herein) shall directly or indirectly, own, operate, lease or develop any Competing Venue within the Restricted Area, with the exception only of one amphitheater of approximately 12,500 capacity to be owned by Owner and booked by Operator in a location TBD in the Oklahoma City market. If the foregoing protective covenant is violated by Owner, then Operator may enforce the covenant directly against Owner by recovery of damages or by equitable remedies including specific performance, injunction and declaratory relief. If the foregoing protective covenant is violated by one or more Affiliates of Owner, then Operator may enforce covenant directly against Owner by recovery of damages or otherwise at law or in equity.

(f) R&M; Alterations. Owner covenants to maintain the Premises, Common Areas and Project in a condition and repair consistent with industry standards and in compliance with all Applicable Laws. Upon receipt of any notice from a governing body with jurisdiction concerning required repairs or alterations to the Premises, Owner shall promptly prosecute corrective work/action at its sole cost and expense. The Parties will meet and confer on a quarterly basis to discuss and review the condition and general repair of the Premises and Common Areas and any needed repairs, replacements, upgrades and any other alterations. The Parties will discuss, in good faith, the need of Owner to perform any repair/maintenance (e.g., repairs to building systems, roof, structure) and/or other alterations (e.g., upgrade finishes, new sound, etc.) at the Premises. If the Parties agree upon any items of repair/maintenance or other alterations, Owner shall diligently prosecute such work to completion. Notwithstanding anything contained herein to the contrary, Operator shall have the right – without Owner’s prior approval – to undertake cosmetic, non-structural alterations to the Premises as Event Expenses, subject in each case to cap of $5,000.

7. OWNER RESPONSIBILITIES.

(a) Owner Expenses & Obligations. Except as otherwise set forth herein, Owner shall be solely responsible for and pay all the costs and expenses associated with the ordinary day-to-day and long-term ownership, upkeep, maintenance and repair of the Premises and the Project, including utility costs, capital maintenance and repairs including structural (including, but not limited to the foundation, roof, structural walls, columns and beams and floor slabs), physical plant (including but not limited to HVAC, MEP), any repairs that may be required by any lawful authority, and anything required under the Agreement and Operator shall not be charged for any such costs related to the Premises nor shall such costs be included as Event Expenses Owner shall pay all such expenses in a timely manner so as to ensure that there is no material and adverse impact on Operator’s operation of the Premises. The following examples are intended to illustrate the respective obligations of the Parties under this Agreement: if chairs are damaged during an Event, the repair cost would be an Event Expense; if tables are damaged during an Event where Owner has opted out, the repair cost would be borne alone by Operator; if there is damage to the roof, the repair cost would be borne alone by Owner.

(b) Parking. Operator reasonably anticipates needing an aggregate of approximately 4,400 spaces for patrons, including approximately 300 dedicated spaces in close proximity to the Venue for ride share staging and post-show pick-up and approximately 600 dedicated parking spaces for staff. The Parties will work together during the Post-Execution Period (defined below) to develop an adequate parking plan that may include a “per ticket” parking charge as part of the ticket price to pay for or defer any costs associated with parking. Parking/Facility Fees shall be included as Adjusted Gross Revenues and expenses related to the parking operations for Events shall be Event Expenses. Notwithstanding anything contained herein to the contrary, Operator may – in its sole and absolute discretion – terminate this Agreement without penalty anytime between April 1, 2024 and April 30, 2024 upon prior written notice to Owner in the event Owner is unable to deliver parking in locations acceptable to Operator and at a cost of no more than $[***] per vehicle and/or a satisfactory ingress/egress plan to accommodate 12,500 patrons at the Venue. In the event of such termination, neither Party shall have any liability to the other.

(c) Project Signage. In addition to outdoor signage on the Premises for the promotion of Events and Venue sponsors directly associated with current and future scheduled Events at the Premises, Owner and Operator shall agree on directional and promotional outdoor signage for the Premises elsewhere in the Project and Operator will have to right to promote the Venue and Events on the Project’s signage at no additional cost to Operator.

(d) Further Assurances. Owner will use its best efforts, without cost to the Owner, to cooperate with Operator and, upon request, assist Operator with regard to any licenses, consents and approvals and variances (e.g., for signage) required or desired by Operator related to Improvements and/or Operator’s operation of the Premises.

8. SPONSORSHIPS. During the Term, Owner shall be entitled to secure a name-in-title sponsorship for the Venue and be entitled to retain [***]% of the sponsorship fees related thereto and shall be responsible for fulfillment of such sponsorship elements. Owner may include the Premises in any sponsorships for the Project only with Operator’s prior written approval and an agreement on the allocation of the sponsorship fee to the Premises. From time to time, Owner may ask Operator to secure sponsorships in certain categories or to include the Venue as part of a national sponsorship deal in exchange for a [***]% commission on net sales. Sponsorship fees shall be included as Adjusted Gross Revenues after deduction of a [***]%commission payable directly to the Party securing the sponsorship. Within 30 days of receipt of any monies received by either Party for sponsorship (excluding NIT), the receiving Party shall pay to the other Party their applicable share in accordance with the splits set forth in Section 3(b) of the Agreement. Notwithstanding anything contained herein to the contrary, Owner shall seek Operator’s prior, written approval for any sponsorship elements that have public-facing media requirements.

9. TICKETING. Operator shall use a Ticketmaster-affiliated ticketing platform as the Venue’s exclusive ticketing service provider. TM Plus may be utilized for Suite re-sale of un-manifested tickets related to the Suites, however, Operator shall have no rights to, nor revenue derived from, after market resales of such tickets.

10. FOOD AND BEVERAGE CONCESSIONS.

(a) Liquor License. Operator may elect, in its sole discretion, to apply or cause a third-party concessionaire engaged by Operator (“Concessionaire”), to apply for an all-alcoholic beverage pouring license for the Premises, or such other liquor license that Operator deems necessary or appropriate in connection with any Permitted Use (“Liquor License”). Concessionaire may maintain any licenses on Operator’s behalf and act as Operator’s designated representative in all respects relating thereto and may from time to time assign such licenses as Operator deems appropriate in Operator’s sole and absolute discretion, and otherwise perform and satisfy Operator’s obligations hereunder, including any obligation to maintain liquor liability insurance. Owner shall execute and deliver all documents and instruments as may be reasonably necessary or appropriate in connection therewith and shall otherwise reasonably cooperate in connection therewith.

(b) Concessions. With respect to any food or other non-alcoholic concessions to be sold at the Venue during any Event, Owner shall be entitled to designate or approve menu offerings and specific vendors to the extent that Owner has an exclusive sponsorship agreement. In the event that such designated vendors conflict with any agreement or policy of Operator, the Parties will meet and confer to discuss the types and brands of the products to be sold at the Venue.

11. OWNER’S WORK.

(a) Owner’s Work. Owner shall be solely responsible for the design (with Operator’s input and approval), development and construction of the Venue and the Common Area (the “Improvements”) as well as the installation of all sound equipment, lights, video equipment, furniture, kitchen equipment, bar equipment, stage and related equipment, rigging equipment, art, décor, signage, etc. (“FF&E”), at its sole cost and expense, pursuant to the Schematic attached hereto on Exhibit A and the plans and specifications to be mutually and reasonably agreed upon by Owner and Operator.

(b) Permits; Licenses, Etc. Owner shall be responsible for procurement of all licenses, approvals, permits and entitlements from the City of Broken Arrow, community boards, etc. for the Premises, including the certificate of occupancy, zoning and entitlements related to the conditional use permit and an all-alcoholic beverage pouring license for the Premises and hours of operation (the “Approvals”) at its sole cost and expense but on terms and conditions reasonably acceptable to Operator. For clarity, Owner shall not be required to procure the Liquor License itself, but shall procure any special or conditional use permits necessary for Operator or its Concessionaire to procure its Liquor License.

(c) Development Agreement. Owner agrees to abide by the Development Agreement Owner previously entered into with the City of Broken Arrow (“Development Agreement”) that requires, among other things, that all paid tickets must include a parking/facility fee of a minimum of $[***]per ticket to be assessed to each purchaser as part of the ticket purchase flow (“Parking/Facility Fee”).

(d) Property Taxes; Sales Tax Rate; Surcharge. Prior to the Fee Commencement Date, Owner shall cause the Project land to be legally subdivided so that the Venue land becomes a legal and tax parcel, separate from any other portion of the Project. Subject to the foregoing, during the Term, the Property Taxes on the Venue shall be an Owner Expense. “Property Taxes” means real estate taxes and assessments collected by the Tulsa County and / or Wagoner County Treasurer / Assessor. Owner shall promptly pay all Property Taxes. The Parties acknowledge that the applicable sales tax rate (State, County and City) is 8.42%. Adjusted Gross Revenues will be subject to a 1% surcharge, which Operator will be permitted to assess as a patron “pass-through” on the sale of tickets, merchandise, concessions, etc.

12. Intentionally Omitted.

13. INSURED CASUALTY. In the case of damage by fire or other perils covered by the insurance maintained by Owner or required to be maintained by Owner (as an Event Expense), the following provisions shall apply:

(a) Promptly following obtaining all applicable permits (which permits Owner shall promptly apply for and diligently seek), Owner shall commence the repair, reconstruction and restoration of the Premises to substantially its prior condition (in all events to include Owner’s Work) and shall diligently prosecute the same to completion.

(b) Notwithstanding anything to the contrary contained in this Agreement, if the Premises are materially damaged, or if the Project is destroyed to an extent of at least fifty percent (50%) of the then full replacement cost thereof as of the date of destruction, (whether the casualty is insured or uninsured), then if such destruction occurs during the last two (2) years of the Term, and Operator does not exercise any remaining extension options, or if such destruction to the Project occurs at any time if it is reasonably estimated that repair or restoration after a casualty which Owner is obligated under the Agreement to undertake will take more than two hundred seventy (270) days after the issuance of the building permit for such work to complete, Owner and Operator shall each have the right to terminate this Agreement. In each case, the termination right shall be exercised by the terminating party giving written notice to the other party within thirty (30) days after the date of destruction and determination of the estimated time to repair. If the Agreement is not so terminated, it shall remain in effect regardless of whether the actual restoration time differs from the estimate; provided, however, in the event the actual restoration time exceeds three hundred (300) days from the date of the issuance of the building permit, Operator shall have the further right to terminate this Agreement by written notice to Owner, but only within twenty (20) days after the expiration of such three hundred (300) day period.

14. UNINSURED CASUALTY. If the Premises or the Project are damaged as a result of any casualty not covered by the insurance maintained by Owner or required to be maintained by Owner as specified herein, and if Owner’s cost to repair is more than twenty percent (20%) of the replacement cost of the Project, Owner, promptly following obtaining all applicable permits (which permits Owner shall promptly apply for and diligently seek), shall commence repair, reconstruction or restoration of the Premises or the Project to substantially its prior condition and shall diligently prosecute the same to completion, or Owner may elect within ninety (90) days following the date of such damage not to so repair, reconstruct or restore the damaged property, in which event, at Owner’s option, this Agreement shall cease and terminate upon the expiration of such ninety (90) day period. In the event Owner elects to restore the Premises, then subject to the terms of this Agreement, Operator shall have the same repair, restoration and replacement obligations it has pursuant to Section 13(a).

15. EMINENT DOMAIN.

(a) Taking. The term “Taking”, as used in this Section 15, shall mean an appropriation or taking under the power of eminent domain by any public or quasi-public authority or a voluntary sale or conveyance in lieu of condemnation but under threat of condemnation.

(b) Total Taking. In the event of a Taking of the entire Premises, this Agreement shall terminate and expire as of the date possession is delivered to the condemning authority and Owner and Operator shall each be released from any liability accruing pursuant to this Agreement after the date of such termination.

(c) Partial Taking. If there is a Taking of a material portion of the Premises, or a material portion of the Project regardless of the amount taken, and if the Premises are deemed by the Parties to not be suitable for the continued operation of Operator’s business, Operator may terminate this Agreement upon giving notice in writing of such election to Owner within thirty (30) days after receipt by Operator from Owner of written notice that a portion of the Premises or the Project has been so appropriated or taken. In each case, the termination of this Agreement shall be effective as of the date Operator is required to vacate all or a portion of the Premises or the condemning authority takes possession, whichever is earlier.

(d) Award. The entire award or compensation in any such condemnation proceeding, whether for a total or partial Taking, or for diminution in the value of the leasehold or for the fee, shall belong to and be the property of Owner. Without derogating the rights of Owner under the preceding sentence, Operator shall be entitled to recover from the condemning authority such compensation as may be separately awarded by the condemning authority to Operator or recoverable from the condemning authority by Operator in its own right for the taking of trade fixtures and equipment owned by Operator and for the expense of removing and relocating its trade fixtures and equipment and for goodwill.

(e) Continuation of Agreement. In the event of a Taking, if Operator elects not to terminate this Agreement as provided above, Owner agrees, at Owner’s cost and expense as soon as reasonably possible after the Taking, to restore the Premises and/or the Common Area necessary for Operator to reasonably operate from the Premises (to the extent of the condemnation proceeds) on the land remaining to a complete unit of like quality and character as existed prior to the Taking and, thereafter, the Base Fee payable by Operator hereunder shall be reduced on an equitable basis, taking into account the relative value of the portion taken as compared to the portion remaining, and Owner shall be entitled to receive the total award or compensation in such proceedings, provided however, if Owner does not so fully restore the Premises or the Common Area, Operator shall have the right to terminate this Agreement.

16. FORCE MAJEURE. Neither Owner nor Operator shall be chargeable with, liable for, or responsible to the other for any Force Majeure, and any Force Majeure shall not be deemed a breach of or default in the performance of this Agreement, it being specifically agreed that any time limit contained in this Agreement shall be extended by a number of days equal to the number of days of such Force Majeure. As used herein, “Force Majeure” means any delay, interruption or prevention beyond the reasonable control of Owner or Operator, as the case may be, including without limitation delay, interruption or prevention due to inclement weather, natural disaster, disease, epidemic, pandemic, casualty, labor strikes or disputes, shortage of materials, labor or utility services (and at reasonable prices), national emergency, delays in governmental approvals, acts of God, governmental restrictions, fire, explosion, war, invasion, insurrection, rebellion or riots, or acts of terrorism.

17. INTELLECTUAL PROPERTY; DATA.

(a) Tradename of Venue. Owner represents and warrants it owns all rights to the name “The Sunset Amphitheater” (the “Venue Name”). Owner hereby grants Operator an exclusive, irrevocable, royalty free license during the Term to use the Venue Name and any other current or future trade names, service names, logos and derivatives thereof for the Premises and the operation of the Premises (collectively, the “Marks”) in its operation of the Premises and the Venue’s business, including the right to grant the right to others to use the Marks consistent with that purpose.

(b) Website URL, Social Media Sites. Owner is the registered owner of the domain name known as “https://sunset.live/” and related names (the “Website URL”) and shall deliver the Website URL and any Mark-related or Venue-related social media sites and handles to Operator thirty (30) days prior to the Commencement Date pursuant to an agreed upon manner for Operator’s use during the Term. Upon termination of this Agreement, Operator shall deliver the Website URLs and related social media sites back to Owner pursuant to an agreed upon manner.

(c) Data. Subject to Owner signing the applicable data sharing agreement, Operator and Owner shall jointly own all data: generated by purchasers of tickets to the Events at the Venue (the “Ticket Purchasers”), including but not limited to, names, email addresses, phone numbers, demographics, profiles, purchasing history, and other marketing or identifying information, so long as the Ticket Purchaser has consented to the collection and use of such information (collectively, the “Purchaser Data”). Each Party has the right to use, analyze, modify and copy the Purchaser Data for any lawful purpose consistent with their standard business operations and in connection with providing or receiving ticketing services, provided each Party agrees to collect, hold and use such information in compliance with all applicable privacy policies, and subject to each Party’s compliance with all applicable laws and regulations and with any relevant customer requests such as data deletion requests or marketing opt-outs. Further, the Parties acknowledge and agree that initial disclosure of Purchaser Data shall occur utilizing Operator’s ticketing company’s platforms and/or supplied technology and Operator hereby represents and warrants that it shall cause such ticketing company to comply with all applicable laws and regulations related the collection, storage and disclosure of personal information, e.g., the General Data Protection Regulation and the California Consumer Privacy Act of 2020. The Parties shall take all necessary steps to disclose to the public each Party’s rights herein. Each of Operator and Owner agrees to indemnify and hold harmless the other Party, and their Affiliates, officers, directors, agents and employees from and against any claim or lawsuit arising out of, or relating to the use of, Purchaser Data by the indemnifying party except to the extent any such claim or lawsuit arises out of and/or results from the negligence and/or willful misconduct, including the violation of any applicable privacy law, of such other Party. The Parties shall amend or add to the terms of this Section in the event Applicable Laws or interpretations thereof render any of the foregoing illegal or otherwise impose additional requirements on the parties. This Section 17(c) shall survive the termination of this Agreement.

18. RIGHT OF FIRST OFFER. If Owner or its Affiliates definitively determines to sell, transfer or otherwise dispose of all, or substantially all of its portfolio of outdoor music amphitheater venue assets, it shall provide Operator written notice of that determination (including reasonable information and details (to the extent available) to Operator) and within thirty (30) business days of the date of receipt of that notice, Operator shall notify Owner in writing whether it intends to exercise its right of first offer to purchase the applicable assets. If Operator exercises its right of first offer, the parties will have one hundred twenty (120) days to negotiate the definitive terms of that relationship/transaction. During that period, Owner and its Affiliates shall exclusively negotiate with Operator with respect to the sale or other transaction. If the Parties are unable to reach agreement on the definitive terms during that period, Owner may negotiate with other prospective third parties.

19. EVENTS OF DEFAULT AND REMEDIES.

(a) Event of Default. The occurrence of any one of the following events shall constitute a default under this Agreement (each, a “Event of Default”):

(i) the failure of either Party to make a payment required under this Agreement and the failure continues for thirty (30) days after written notice that the payment is due and payable;

(ii) the failure of either Party to promptly and fully perform any material term, condition or covenant contained in this Agreement and the failure continues for thirty (30) days after written notice from the other Party, provided however, if such default by its nature cannot be cured within thirty (30) days and if the defaulting Party has commenced curing such default and diligently and continuously pursues such remedy, then the defaulting Party shall have ninety (90) days from such written notice within which to cure such default;

(iii) the assignment by either Party for the benefit of creditors, or the institution of a proceeding in bankruptcy, receivership or insolvency by or against, or if a trustee or receiver shall be appointed for, either Party or any other assignment not permitted under this Agreement; or

(iv) Owner’s failure to deliver physical possession of the Premises to Operator on the Commencement Date.

(b) Owner Remedies. During the continuance of Operator’s Event of Default (following notice and an opportunity to cure), Owner shall have the following remedies: (i) to terminate this Agreement and recover possession of the Premises; (ii) to require specific performance of the terms of this Agreement; (iii) to recover damages and (iv) all other legal and equitable rights and remedies. Owner shall use commercially reasonable efforts to mitigate any damages resulting from any default by Operator under this Agreement. Notwithstanding anything to the contrary herein or under Applicable Laws, following entry of any order of termination or forfeiture against Operator by a court of competent jurisdiction arising from a default by Operator, Operator shall have a right to cure such default and nullify such termination or forfeiture within 10 calendar days (or such additional time as reasonably required) after entry of such order.

(c) Operator Remedies. During the continuance of an Owner Event of Default (following notice and an opportunity to cure), Operator shall have the following remedies: (i) to incur any reasonable expense necessary to perform the obligation of Owner specified in the notice given by Operator and perform such obligation, and, unless Owner reimburses Operator the reasonable costs therefor within 30 calendar days following notice thereof from Operator, Operator shall have the right to deduct or offset such unpaid reimbursement from the Operating Fee as it comes due; (ii) if the Owner Event of Default arises from the failure by Owner to pay to Operator any amount due Operator pursuant to this Agreement, Operator shall be entitled to recover all such unpaid amounts by offset against the Operating Fees as such Operating Fees comes due; (iii) to terminate this Agreement; (iv) to recover damages and (v) all other legal and equitable rights and remedies.

20. TARGETS; EARLY TERMINATION RIGHT.

(a) Booking and Event Targets. Owner acknowledges that this Agreement does not constitute an agreement to book or arrange any specific artist or Event at the Premises and that all bookings are subject to scheduling, logistics and artist preference. Operator will use commercially reasonable efforts to book a minimum of 35 Events at the Venue annually starting in the first full Year with an average of [***]attendees per Event (the “Event/Attendance Target”), in each case pro-rated for any partial Year, and reduced for the number of Owner Reserved Events booked by Owner on dates that Operator definitively would have otherwise booked Events). Notwithstanding anything contained herein to the contrary, the Event/Attendance Target shall be subject to Force Majeure (defined below), alterations and Owner’s default.

(b) Shortfall Fee. The failure to meet the Event/Attendance Target during any Year during the Term (an “Attendance Shortfall”), shall result in Operator being obligated to pay to Owner a fee calculated in the amount of the Base Fee in effect for the Year in which the Attendance Shortfall occurred (giving effect to year-over-year increases of the Base Fee), multiplied by the difference in [***] (being 35 x [***]) and the aggregate number of attendees to all Events at the Venue during the applicable Year booked by Operator (but excluding unmanifested tickets issued to Suite holders). Such fee shall be due and payable by January 31 in the year following the Year in which the Attendance Shortfall occurred (the “Shortfall Fee”).

(c) Termination Right. Starting after the third full calendar Year of the Term and after each of the 6th Year and the 9th Year, Owner after calculating the most recent three-year average of the Event/Attendance Target may, at its election, determine to terminate this Agreement if there is an aggregate Attendance Shortfall for that prior three-Year period. If Owner elects to terminate this Agreement pursuant to this Section 20(c) Operator may cause Owner to rescind such termination by paying Owner an amount equal to the difference in the aggregate Attendance Shortfall over the applicable three-year period multiplied by the then current Base Fee (giving effect to year-over-year increases) and then multiplied by [***], but reduced by the amount of any Shortfall Fee paid by Operator to Owner during in any given year of the same applicable three-Year period. Examples of the Shortfall Fee are set forth on Exhibit B attached hereto.

21. REPRESENTATIONS AND WARRANTIES.

(a) Representations and Warranties of Operator. Operator hereby represents and warrants that (i) Operator is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as presently conducted, and to execute, deliver and perform its obligations under this Agreement; (ii) Operator has taken all necessary action to authorize its execution, delivery and performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of Operator, enforceable against Operator in accordance with its terms; and (iii) the execution, delivery and performance of this Agreement by Operator does not and will not conflict with, or constitute a violation or a breach of, or constitute a default under, or result in the creation or imposition of any lien upon the property of Operator by reason of the terms of (a) charter documents of Operator, (b) any Applicable Laws, rule or regulation binding upon or applicable to Operator, or (c) any material agreements to which Operator is a Party.

(b) Representations and Warranties of Owner. Owner hereby represents and warrants that: (i) Owner is a corporation, duly organized, validly existing and in good standing under the laws of the State of Colorado, with full power and authority to conduct its business as presently conducted, and to execute, deliver and perform its obligations under this Agreement; (ii) Owner has taken all necessary action to authorize its execution, delivery and performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of Owner, enforceable against Owner in accordance with its terms; and (iii) the execution, delivery and performance of this Agreement by Owner does not and will not conflict with, or constitute a violation or a breach of, or constitute a default under, or result in the creation or imposition of any lien upon the property of Owner by reason of the terms of (a) charter documents of Owner, (b) any Applicable Laws, rule or regulation binding upon or applicable to Owner, or (c) any material agreements to which Owner is a Party.

22. INDEMNIFICATION.

(a) Indemnification by Operator. Operator shall and hereby does indemnify, defend and hold Owner, its employees, agents, officers, directors, partners, members and shareholders (“Owner Parties”) harmless from and against any and all third-party claims, actions, damages, liability, losses, fines, suits, obligations, fees, costs, and expenses (including reasonable attorneys’ fees) (collectively, “Claims”), to the extent arising from or out of Operator’s use and occupancy of the Premises or a breach of this Agreement by any Operator Party, except to the extent caused by the negligence or misconduct of any of the Owner Parties.

(b) Indemnification by Owner. Owner shall and hereby does indemnify, defend and hold Operator or any of its employees, agents, officers, directors, partners, members, shareholders, customers, patrons, guests or contractors (“Operator Parties”) harmless from and against any and all Claims to the extent arising (i) from the Project, (ii) from any Owner Reserved Events, (iii) from the action of any of the Owner Parties, except to the extent caused by the negligence or misconduct of any of the Operator Parties, (iv) a breach of this Agreement or the Development Agreement, TIF or any other agreement between the Owner Parties and the City of Broken Arrow and/or the applicable authority, (v) from any events not co-promoted by Operator, and (vi) from any late payment or non-payment of any Owner’s Expenses. Further, Owner hereby agrees to protect, defend, indemnify and hold harmless Operator Parties from any Claims arising out of or related to the Marks.

(c) A party seeking indemnification for a Claim (“Indemnified Party”) shall promptly provide written notice detailing the circumstances of that Claim to the party responsible hereunder for indemnifying against the Claim (“Indemnifying Party”); provided that failure to timely provide such notice shall not diminish the Indemnifying Party’s indemnification obligation except to the extent the Indemnifying Party’s ability to defend the Claim is materially prejudiced by such failure. The Indemnified Party, at the Indemnifying Party’s expense, shall provide the Indemnifying Party with such information and cooperation as the Indemnifying Party may reasonably request. The Indemnifying Party shall control the defense and settlement of any Claim hereunder, provided that the Indemnified Party may participate in the defense and settlement of the Claim with its own counsel at its own expense. The Indemnifying Party shall not be responsible for any costs incurred or compromise made by the Indemnified Party without the Indemnifying Party’s prior written consent. The Indemnifying Party may not enter into any settlement that (a) fails to encompass a complete and unconditional release from all liability of the Indemnified Party, (b) that contains an admission of wrongdoing on the part of the Indemnified Party, or (c) that imposes a financial obligation on or otherwise commits or adversely impacts the Indemnified Party, without the Indemnified Party’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed.

23. INSURANCE

(a) Operator’s Insurance. During the Term, Operator shall maintain or cause to be maintained, each as an Event Expense, insurance policies providing for the following coverage:

(i) Commercial auto liability insurance, providing a minimum limit of One Million Dollars ($1,000,000) each accident combined single limit for all owned, non-owned and hired automobiles.

(ii) Commercial general liability insurance providing coverage for bodily injury and property damage liability, personal and advertising injury liability, with minimum limits of One Million Dollars ($1,000,000) each occurrence and Two Million Dollars ($2,000,000) in the aggregate. This coverage shall be primary and non-contributory to any coverage available to the Owner, and Owner’s insurance shall be excess thereto. This coverage shall include a waiver of subrogation in favor or Owner. This coverage shall include Owner, its subsidiaries, affiliates, directors, officers and employees as additional insured.

(iii) Umbrella excess liability insurance with a minimum limit of Ten Million Dollars ($10,000,000) each occurrence and Ten Million Dollars ($10,000,000) in the aggregate. This coverage shall be excess over the commercial auto liability, commercial general liability and employers’ liability policies.

(iv) Workers’ compensation and employers’ liability providing workers’ compensation coverage with statutory limits under any Applicable Laws, and employers’ liability insurance with minimum limits of One Million Dollars ($1,000,000) Each Accident, One Million Dollars ($1,000,000) bodily injury by disease and One Million Dollars ($1,000,000) bodily injury by disease – policy limit. This policy shall include a waiver of subrogation in favor of the Owner.

(v) If any alcoholic beverages are sold, distributed, furnished or served on a commercial basis, at or from any portion of the Premises, Operator shall cause the Concessionaire to provide liquor liability insurance (Dram Shop) for liability in an amount not less than $2,000,000 each occurrence and $2,000,000 aggregate.

All policies of insurance provided for in this Section shall be issued by insurance companies with a Best’s Rating of not less than A- and a Best’s Financial Performance Rating of not less than VII as rated in the most current available A.M. Best Company Key Rating Guide and qualified to do business in the State of Colorado. Upon written request by Owner from time to time, Operator shall cause a certificate of each such policy listing Owner as an additional insured party to be delivered to Owner.

(b) Owner’s Insurance. During the Term, Owner shall maintain or cause to be maintained for the Venue, as an Event Expense, insurance policies providing for the following coverage:

(i) “All-Risk” property insurance providing coverage for the building, including boiler and machinery coverage, and all FF&E and personal property, written on an agreed amount basis covering the full replacement cost of the building and any appurtenant structures, if any, and any Improvements and include a waiver of subrogation in favor of Operator. Such policy shall also insure against the perils of flood and earthquake.

(ii) If applicable, commercial auto liability insurance providing a minimum limit of One Million Dollars ($1,000,000) each accident combined single limit for all owned, non-owned and hired automobiles and include a waiver of subrogation in favor of Operator.

(iii) Commercial general liability insurance providing coverage for bodily injury and property damage liability, personal and advertising injury liability, with minimum limits of One Million Dollars ($1,000,000) each occurrence and Two Million Dollars ($2,000,000) in the aggregate, providing coverage for Owner’s and/or Property Manager’s premises liability and/or completed operations activities arising out of any Common Areas and include a waiver of subrogation in favor of Operator. This policy shall include Operator and its parent, subsidiaries, affiliates, directors, officers and employees as additional insureds.

(iv) Commercial umbrella excess liability insurance with a minimum limit of Ten Million Dollars ($10,000,000) each occurrence and Ten Million Dollars ($10,000,000) in the aggregate and include a waiver of subrogation in favor of Operator. This coverage shall be excess over the commercial auto liability, commercial general liability and employers’ liability policies.

(v) Workers’ compensation and employers’ liability providing coverage for Owner’s and/or property manager’s employees, for workers’ compensation with statutory limits under any Applicable Laws, and employers’ liability insurance with minimum limits of One Million Dollars ($1,000,000) Each Accident, One Million Dollars ($1,000,000) bodily injury by disease and One Million Dollars ($1,000,000) bodily injury by disease – policy limit. This policy shall include a waiver of subrogation in favor of Operator.

All policies of insurance provided for in this Section shall be issued by insurance companies with a Best’s Rating of not less than A- and a Best’s Financial Performance Rating of not less than VII as rated in the most current available A.M. Best Company Key Rating Guide and qualified to do business in the State of Colorado. Upon written request by Operator from time to time, Owner shall cause a certificate of each such policy listing Operator as an additional insured party to be delivered to Operator.

24. BROKERS. Each party represents to the other that it has not engaged any broker in connection with the transaction contemplated by this Agreement.

25. ASSIGNMENT.

(a) Assignment. This Agreement shall not be assignable, in whole or in part, without the prior written consent of the other Party; except that (i) Operator may assign this Agreement to an Affiliate (as defined below) or as part of a sale of its equity, all or substantially all of its assets or any other change of control transaction, to any entity determined by Operator to be necessary or desirable in connection with obtaining liquor licenses for the Premises (including, without limitation, to an unaffiliated non-profit corporation) or to any entity resulting from a consolidation, reorganization or merger to a corporation acquiring all or substantially all of the assets of Operator without the consent of Owner, and (ii) Owner may assign this Agreement to an Affiliate to whom Owner is concurrently transferring all or substantially all of its interest in the Venue (expected to be Sunset at Broken Arrow, LLC and / or Sunset Operations at Broken Arrow, LLC), or as part of a sale of its equity or all or substantially all of its assets or any other change of control transaction without the consent of Operator. No such assignment shall relieve the assignor of its obligations hereunder. If either Party delegates any of its obligations hereunder to any other person, firm or entity, such Party shall remain fully liable for the performance of such obligations. “Affiliate” shall mean, with respect to an entity, any person or entity that directly or indirectly controls, is controlled by or is under common control with such entity. Any assignment or delegation in violation of this paragraph shall be void and of no force or effect.

(b) Licenses and Agreements. Notwithstanding anything to the contrary contained in this Agreement, Operator’s agreements with its Concessionaire, license agreements for the Premises under so called “four wall deals” for a limited engagement, co-promotions, operating agreements, management agreements, catering agreements, event agreements for specific performances or events, rental agreements for specific performances or events, filming and location agreements and other uses consistent with operation of a concert or event venue or otherwise contemplated within the definition of Permitted Uses shall not be considered assignments, sublets or transfers under this Agreement.

(c) Release of Owner. If Owner conveys all of its right, title and interest in and to the Premises in a transaction that otherwise complies with the provisions of this Agreement, and the transferee assumes in writing all of the obligations of Owner accruing from and after the date of such transfer under this Agreement, then Owner shall be released from all of the obligations of Owner accruing from and after the date of such transfer under this Agreement. Owner shall provide prompt written notice to Operator of any such transfer, together with a true and complete copy of such written assumption agreement. Operator shall not be obligated to pay the Base Fee following any such transfer until the transferee has provided Operator a completed IRS Form W-9.

26. SNDA. Owner represents to Operator that, as of the Effective Date, the Premises and Project are not encumbered by any mortgage/deed of trust or other security interest. In the event the Premises become subject to a mortgage, Operator’s subordination of its rights to the lien of any mortgage, deed of trust or the interest of any leases in which Owner is the lessee shall be conditioned upon Operator receiving a non-disturbance agreement in form acceptable to Operator.

27. FURTHER OWNER REPRESENTATIONS AND WARRANTIES. Owner represents, warrants and covenants: (a) the Premises are zoned for Operator’s Permitted Use and that all necessary Permits and discretionary approvals have been or will be timely obtained by Owner prior to the Commencement Date, including without limitation any permit required for Operator’s proposed use of the Premises for the at occupancy required by this Agreement; (b) this Agreement and the use of the Premises by Operator as permitted in the Agreement will not violate any conditions, covenants or restrictions, or other documents of record, affecting the Premises or the Project, or the terms and provisions of any lease for other space in the Premises or Project; (c) at the Commencement Date, the Premises shall be free and clear in all material respects of any Hazardous Materials (d) the execution and delivery of this Agreement on behalf of Owner is duly authorized and each individual executing this Agreement is authorized to execute and deliver this Agreement on behalf of Owner; (e) the execution, delivery and performance of this Agreement by Owner will not breach or constitute a default under or grounds for the acceleration of maturity of any agreement, indenture or undertaking or other instrument to which Owner is a party or by which Owner or any of its property may be bound or affected; (f) as of the date of execution of this Agreement, the Premises and Project are free from defects, known to the Owner after reasonable investigation, that would materially and adversely affect Operator’s use of the Premises as permitted under this Agreement; (g) truck and bus parking for Operator’s guests and other invitees (including artists and other performers) shall be reasonably available and accessible at all times of the day, seven days per week throughout the Term; (h) any covenants, conditions, restrictions, easements, ground leases, mortgages or deeds of trust currently of record, including but not limited to the Agreement and any condominium declaration, as same may be amended or modified, shall not interfere with or prevent Operator from using the Premises for the Permitted Uses, and shall not diminish the rights or increase the obligations of Operator under this Agreement; and (i) as of the Commencement Date, that the Owner is the fee title owner of and has all requisite rights, title and interest to the land and improvements comprising the Premises and the Project.

28. REPORTING; AUDIT RIGHTS

(a) Reporting. Operator shall make available to Owner the following reports when available: annual budget, quarterly financial reports and year-end financial reports.

(b) Audit Rights. During the Term, each Party shall provide the other with (a) full and complete access during regular business hours to the Party’s Venue related books and records and (b) the right to inspect and copy, and to perform, at the expense of the auditing Party, audits or reviews of such books and records. Each Party acknowledges that certain information made available to the other Party may constitute “material non-public information” within the meaning of the U.S. federal securities laws. In addition to any recovery payable to a Party in connection with any such audit, should any such audit discover any discrepancy or underpayment equal to at least ten percent (10%) of the monies which were due and payable over the periods covered by the examination, then the Party being audited shall be responsible for the reasonable cost of the audit.

29. Intentionally Omitted.

30. Intentionally Omitted.

31. HAZARDOUS MATERIAL AND ENVIRONMENTAL COMPLIANCE. As used herein, the term “Hazardous Materials” shall mean any wastes, materials or substances (whether in the form of liquids, solids or gases, and whether or not air-borne), which are or are deemed to be (i) pollutants or contaminants, or which are hazardous, toxic, ignitable, reactive, corrosive, dangerous, harmful or injurious, or which present a risk to public health or to the environment, or which are regulated by or under the authority of any applicable local, state or federal laws, judgments, ordinances, orders, rules, regulations, codes or other governmental restrictions, guidelines or requirements, any amendments or successor(s) thereto, replacements thereof or publications promulgated pursuant thereto, including, without limitation, any such items or substances which are regulated by any of the Environmental Laws (as defined herein), as the same may be amended from time to time; (ii) listed as a chemical known to cause cancer or reproductive toxicity; or (iii) a pesticide, petroleum, including crude oil or any fraction thereof, asbestos or an asbestos- containing material, a polychlorinated biphenyl, radioactive material, or urea formaldehyde.

(a) In addition to the laws referred to in Section 31 above, the term “Environmental Laws” shall include, without limitation, 33 U.S.C. Section 1251 et seq., 42 U.S.C. Section 6901 et seq., 42 U.S.C. Section 7401 et seq. and 42 U.S.C. Section 9601 et seq., as the same may be amended from time to time, or any successor(s) thereto, all local, state and federal laws, judgments, ordinances, orders, rules, regulations, codes and other governmental restrictions, guidelines and requirements, any amendments and successors thereto, replacements thereof and publications promulgated pursuant thereto, which deal with or otherwise in any manner relate to, air or water quality, air emissions, soil or ground conditions or other environmental matters of any kind.

(b) Operator agrees that during the Term of this Agreement, there shall be no use, presence, disposal, storage, generation, leakage, treatment, manufacture, import, handling, processing, release, or threatened release of Hazardous Materials on, from or under the Premises by Operator (individually and collectively, “Hazardous Use”) except to the extent that, and in accordance with such conditions as, Owner may approve by written notice to Operator, which approval Owner may give or withhold in its sole and absolute discretion, provided however, Operator shall (without Owner’s consent) be entitled to use and store those Hazardous Materials which are (i) typically used in the ordinary course of its business for use in the manner for which they were designed and in such limited amounts as may be normal, customary and necessary for Operator’s business in the Premises, and (ii) in full compliance with Environmental Laws, and all judicial and administrative decisions pertaining thereto.

(c) Operator agrees that during the Term of this Agreement, Operator shall not be in violation of any federal, state or local law, ordinance or regulation relating to industrial hygiene, soil, water, or environmental conditions on, under or about the Premises including, but not limited to, the Environmental Laws. If Owner reasonably believes that Operator is in violation of the provisions of this Section, Owner shall have the right at all reasonable times during the Term of this Agreement, at Operator’s cost, to conduct tests and investigations to determine whether Operator is in compliance with the provisions of this Section. Except in case of emergency, Owner shall give reasonable notice to Operator before conducting any inspections, tests, or investigations. Neither any action nor inaction on the part of Owner pursuant to this Section 31 shall be deemed in any way to release Operator from, or in any way modify or alter, Operator’s responsibilities, obligations, and/or liabilities incurred pursuant to this Section 31.

(d) Owner represents, warrants and covenants to Operator that: (i) there are no Hazardous Materials, in, on, under, below or otherwise located on or about the Premises or the Project except for normal office and cleaning supplies, provided all such supplies are stored and disposed of in compliance with all laws and regulations; (ii) there is no threatened release or migration of any Hazardous Materials onto, beneath, upon or about the Premises or the Project; and (iii) Owner has not received notice of any violation or threatened violation of any Environmental Law which shall include any Hazardous Materials which, in their present state, are in violation of Environmental Laws). Prior to the Delivery Date, Owner shall remediate, rectify and cure all existing Hazardous Materials in the Premises and the Project at Owner’s sole cost and expense. If Operator discovers any Hazardous Materials on or about the Premises or the Project and provided such presence is not due to Operator acts and materially threatens the health, safety or welfare of Operator’s employees, invitees or guests, Operator shall have the option to terminate its obligations under the Agreement by delivering written notice to Owner. Owner shall indemnify, protect, defend and hold Operator, its successors, assigns and subtenants, agents, employees, officers and directors harmless from any and all losses, damages, liabilities, judgments, costs, claims, expenses and penalties, including but not limited to attorneys’ fees, court costs and consultants fees: (x) arising out of or involving any Hazardous Material existing on the Premises or Project prior to the date of this Agreement (or during the Term to the extent Owner is required to remediate any Hazardous Material violation); (y) due to Owner’s breach of its foregoing representation; or (z) due to Owner’s acts or omissions with respect to Hazardous Materials beneath, on, upon or about the Premises or Project. Notwithstanding anything contained to the contrary herein, the cost to remediate, remove or otherwise rectify existing Hazardous Material violations shall be borne solely by the Owner. For purposes of this Section, Owner’s environmental compliance shall include but not be limited to addressing and/or remediating all “Recognized Environmental Conditions” as to the soil and groundwater conditions at the Premises and the Property.

32. LATENT DEFECTS. Owner, at Owner’s sole cost and expense, shall be responsible for the repair and remediation of any and all structural defects including roof and flooring, asbestos, asbestos containing materials and/or latent defects in the Premises and Project over the Term.

33. APPLICABLE NOISE ORDINANCE; SOUND CHECK. During the Post-Execution Period (defined below), the Parties will work together to determine the applicable noise ordinance and curfew and to pursue a variance for same to the extent required for Operator’s operations at the Premises. Operator acknowledges that artist sound checks at the Premises cannot start prior to 3:40 PM Central Standard Time for Events held Monday through Friday while the neighboring High School is in session for the Fall and Spring Semesters (approximately August 15 through May 20 annually). Pursuant to Section 34 below, Operator may terminate this Agreement if local laws restrict Event hours prior to 11:00 p.m. and/or limit sound pressure levels below industry standards for comparable outdoor amphitheaters.

34. DESIGN AND OPERATIONAL ISSUES; MUTUAL TERMINATION RIGHT. For a period of ninety (90) days following full execution of this Agreement (the “Post-Execution Period”), the Parties shall meet and confer cooperatively and in good faith to develop drawings and to address Operator’s opinion on design and operational requirements for the Premises (the “Venue Requirements”). The Venue Requirements will include, but not be limited to, design and configuration, capacity, parking, hours for sound check, applicable noise ordinance, operating hours, ingress/egress/emergency exiting and other matters related to Operator’s ability to conduct business at the Premises in a manner similar to operations at other comparable venues nationally run by Operator or its Affiliates. Each Party agrees it will, without further consideration, execute and deliver such other documents (e.g., an amendment to this Agreement) and take such other action as may be reasonably required by the other Party to address and resolve the Venue Requirements. Following the Post-Execution Period, in the event the Parties are unable to address the Venue Requirements in a mutually satisfactory way or in the event Owner does not acquire ownership of the Premises and the Property within the Post-Execution Period, then either Party may terminate this Agreement upon written notice of termination to the other Party, in which case, neither Party will have any further liability to the other under this Agreement.

35. MISCELLANEOUS.

(a) Covenant of Quiet Enjoyment. Owner covenants that, for so long as no Event of Default is continuing, Operator shall peaceably have, hold and enjoy the Premises, without any interruption or disturbance from Owner or anyone lawfully or equitably claiming through or under Owner.

(b) No Partnership. Notwithstanding anything to the contrary herein, or in any other communications to, from or between Owner and Operator, prior to the Effective Date or thereafter, Owner and Operator are not and shall not be deemed to be partners or joint venturers. Neither Owner nor Operator has or shall have any fiduciary or other duties to one another, it being understood that the relationship between them is contractual and governed solely by this Agreement and the other written agreements referred to herein.

(c) Parties’ Limited Liability. Notwithstanding anything to the contrary herein or under Applicable Laws, none of the constituent partners, officers, members, principals, shareholders, agents or employees of Owner or Operator shall be personally liable hereunder.

(d) Successors. This Agreement and all rights and liabilities herein given to, or imposed upon, the respective parties hereto shall extend and inure to and bind the several respective heirs, executors, administrators, successors and assigns of the said parties. Owner hereby acknowledges and agrees that the rights granted to Operator in this Agreement are exclusive to Operator and are to be superior to the rights of all others.

(e) Severability. If any term or provision of this Agreement, or the application thereof to any person or circumstances, shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons or circumstances other than those as to which it is invalid or unenforceable, shall not be affected thereby, and each term and provision of this Agreement shall be valid and shall be enforced to the fullest extent permitted by law.

(f) No Waiver. No failure by either Party to insist upon the strict performance of any term, covenant, agreement, provision, condition or limitation of this Agreement to be kept, observed or performed by either party, and no failure by either party to exercise any right or remedy available upon a breach of any such term, covenant, agreement, provision, condition or limitation of this Agreement, shall constitute a waiver of any such breach or of any such term, covenant, agreement, provision, condition or limitation of this Agreement. The consent or approval by either party to or of any act requiring such party’s consent or approval shall not be deemed to waive or render unnecessary the consent or approval by such party to or of any subsequent similar act.

(g) Governing Law; Jurisdiction. It is the intent of the parties hereto that all questions with respect to the construction of this Agreement and the rights and the liabilities of the parties hereto shall be determined in accordance with the laws of the State of Oklahoma, without giving effect to conflict of law rules, and all actions or proceedings shall be exclusively in any court of competent jurisdiction in Oklahoma.

(h) Waiver of Jury Trial. OWNER AND OPERATOR HEREBY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY EITHER OF THE PARTIES HERETO AGAINST THE OTHER ON, OR IN RESPECT OF, ANY MATTER WHATSOEVER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE RELATIONSHIP OF OWNER AND OPERATOR HEREUNDER, OPERATOR’S USE OR OCCUPANCY OF THE PREMISES AND/OR ANY CLAIM OF INJURY OR DAMAGE.

(i) Attorneys’ Fees. In any action or proceeding hereunder, the prevailing party shall be entitled to recover from the other party the prevailing party’s reasonable costs and expenses in such action or proceeding, including reasonable attorneys’ fees, costs and expenses.

(j) Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such costs and expenses.

(k) Survival. All terms and provisions of this Agreement shall survive the Agreement Termination or expiration of this Agreement, except those that by their nature would ordinarily terminate upon termination or expiration of a real property lease.

(l) General Rules of Construction. (a) This Agreement may be executed in several counterparts, and the counterparts shall constitute one and the same instrument; (b) the Parties agree that a scanned or electronically reproduced copy or image of this Agreement bearing the Party’s signatures shall be deemed an original and may be introduced or submitted in any action or proceeding as competent evidence of the execution, terms and existence hereof notwithstanding the failure or inability to produce or tender an original, executed counterpart of this Agreement and without the requirement that the unavailability of such original, executed counterpart of this Agreement first be proven; (c) (i) wherever appropriate herein, the singular includes the plural and the plural includes the singular; (ii) whenever the word “including” is used herein, it shall be deemed to mean “including, but not limited to”; and (d) this Agreement shall be interpreted in accordance with the words thereof, without reference to extrinsic evidence of any Party’s intent, and neither this Agreement nor any provision hereof shall be interpreted against any Party by virtue of such Party having drafted this Agreement or such provision.

(m) Headings. The captions, section numbers, article numbers and index appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe, or describe the scope or intent of such sections or articles of this Agreement nor in any way affect this Agreement.

(n) Notices. No notice required or permitted to be given under this Agreement shall be effective unless the same is (a) in writing and is delivered in person or by Federal Express or other reliable national courier service, provided that any such courier service provides written evidence of delivery; (b) in electronic form and is delivered via e-mail as a readily identifiable attachment thereto in portable document format (pdf). Any such notice or communication shall be addressed as follows or to such other address as Owner or Operator may from time to time designated to the other party in writing:

If to Operator:	Live Nation Entertainment, Inc.
12880 E 146th Street
Noblesville, IN 46060
Attn: Karl Adams
Email: [●]

With a copy to:	Live Nation Entertainment, Inc.
325 N. Maple Drive
Beverly Hills, CA 90210
Attn: Legal Department
Email: [●]

If to Owner:	Notes Live, Inc.
1755 Telstar Dr., Suite 501
Colorado Springs, CO 80920
Attn: JW Roth
Email: [●]

With a copy to:	Dykema Gossett PLLC
111 E. Kilbourn Ave., Suite 1050
Milwaukee, WI 53202
Attn: Peter Waltz
Email: [●]

(o) Confidentiality. Operator and Owner agree that the terms of this Agreement are confidential and constitute proprietary information of the Parties. Each of the Parties agrees that such party, and its respective partners, officers, directors, employees, agents and attorneys, shall not disclose the terms and conditions of this Agreement to any other person without the prior written consent of the other party hereto except pursuant to an order of a court of competent jurisdiction laws; provided, however, that each Party may disclose the terms hereof to its lenders or prospective lenders or its accountants who audit its financial statements or prepare its tax returns, to any prospective transferee of all or any portions of its interests hereunder, in reports or other filings made in accordance with applicable rules of the Securities and Exchange Commission, to any governmental entity agency or person to whom disclosure is required by applicable law or regulation and to its attorneys, including without limitation in connection with any action brought to enforce the terms of this Agreement, on account of the breach or alleged breach hereof or to seek a judicial determination of the rights or obligations of the Parties.

(p) Press Releases. All press releases, public announcements and related activities in connection with this Agreement shall be mutually approved in writing by Owner and Operator. Owner shall make no public statement (written or verbal) regarding this Agreement, or the terms contained herein without the prior written consent of Operator to which the Operator shall not reasonably withhold approval thereof.

(q) Entire Agreement. This Agreement, the exhibits and the other instruments and agreements referenced herein contain the entire agreement between the parties hereto, and there are no promises, agreements, conditions, undertakings, warranties, or representations, oral or written, express or implied, between them other than as herein and therein set forth. No change or modification of this Agreement or of any of the provisions hereof shall be valid or effective unless the same is in writing and signed by the parties hereto. No alleged or contended waiver of any of the provisions of this Agreement shall be valid or effective unless in writing signed by the party against whom it is sought to be enforced.

[Signatures on Following Page]

IN WITNESS WHEREOF, the undersigned have duly executed this Agreement on the date and year first above written.

LIVE NATION WORLDWIDE, INC.

By:	/s/ Bob Roux
Name:	Bob Roux
Title:	President US Concerts

NOTES LIVE, INC.

By:	/s/ JW Roth
Name:	JW Roth
Title:	Founder, Chairman & CEO

[Signature Page to Broken Arrow Operating Agreement]

exhibit A

schematic drawing

EXHIBIT B

ILLUSTRATIONS OF SHORTFALL PAYMENT

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*	Years in this Exhibit are for illustration purposes. For clarity, the termination right referred to in Section 20(c) does not arise in the first three Years. Nothing in this Exhibit will modify the terms and conditions set forth in Section 20(c) of this Agreement.